

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 8, 2014

<u>Via E-mail</u>
Richard Xu
President and Director
Sino Mercury Acquisition Corp.
590 Madison Avenue, 21st Floor
New York, NY 10022

Re: Sino Mercury Acquisition Corp.
Amendment No. 1 to Confidential Draft Registration Statement on Form S-1
Submitted June 20, 2014
CIK No. 0001608269

Dear Mr. Xu:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

<u>General</u>

1.   We note your response to comment 2 of our letter dated June 12, 2014, in which you have provided the requested information in Exhibit A to your letter. Please resubmit the supporting materials and clearly mark the specific language that supports the business and industry data used in the registration statement. The requested information should be filed as EDGAR correspondence or, alternatively, should be sent in paper form accompanied by a cover letter indicating that the material is being provided pursuant to Securities Act Rule 418 and that such material should be returned to the registrant upon completion of the staff's review process.

Private Placements, page 3

2.   We note your response to comment 8 of our letter dated June 12, 2014, as well as your revised disclosure that this is the "same amount typically paid for initial securities of similarly structured blank check companies." Please provide support for this statement.

Facilities, page 56

3.   We note your response to comment 17 of our letter dated June 12, 2014 in which you have changed your disclosure to state that your principal executive offices are provided to you by an unaffiliated third party. Please further revise to clarify whether these offices are being provided at no cost. If so, please explain.

General

        If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

        Please keep in mind that we may publicly post filing review correspondence in accordance with our December 1, 2011 policy (http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm). If you intend to use Rule 83 (17 CFR 200.83) to request confidential treatment of information in the correspondence you submit on EDGAR, please properly mark that information in each of your confidential submissions to us so we do not repeat or refer to that information in our comment letters to you.

        You may contact Jennifer Monick, Staff Accountant at (202) 551-3295 or Kevin Woody, Accounting Branch Chief, at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Sandra B. Hunter, Staff Attorney, at (202) 551-3758 or me at (202) 551-3386 with any other questions.

                                        Sincerely,

                                        /s/ Angela McHale

                                        Angela McHale
                                        Senior Counsel

cc: Jeffrey M. Gallant
        Graubard Miller
        Via E-mail